UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
Washington, D.C.  20549

REPORT OF
ASIAN DEVELOPMENT BANK

In respect of the issue of the ADB’s
U.S.$100,000,000
Floating Rate Notes due 16 June 2026
(to be consolidated and form a single series with the U.S.$250,000,000 Floating Rate Notes due 16 June 2026 issued on 16 June 2021, with the U.S.$150,000,000 Floating Rate Notes due 16 June 2026 issued on 16 September 2021, with the U.S.$100,000,000 Floating Rate Notes due 16 June 2026 issued on 21 September 2021, with the U.S.$100,000,000 Floating Rate Notes due 16 June 2026 issued on 7 October 2021, with the U.S.$100,000,000 Floating Rate Notes due 16 June 2026 issued on 13 October 2021, with the U.S.$100,000,000 Floating Rate Notes due 16 June 2026 issued on 20 January 2022 and with the U.S.$200,000,000 Floating Rate Notes due 16 June 2026 issued on 25 January 2022)
Series No.: 1293-07-2

Filed pursuant to Rule 3 of Regulation AD
Dated:  31 July 2023

The following information is filed pursuant to Rule 3 of Regulation AD in respect of the issue of U.S.$100,000,000 Floating Rate Notes due 16 June 2026 (Series No.: 1293-07-2) (the “Notes”) (to be consolidated and form a single series with the U.S.$250,000,000 Floating Rate Notes due 16 June 2026 issued on 16 June 2021, with the U.S.$150,000,000 Floating Rate Notes due 16 June 2026 issued on 16 September 2021, with the U.S.$100,000,000 Floating Rate Notes due 16 June 2026 issued on 21 September 2021, with the U.S.$100,000,000 Floating Rate Notes due 16 June 2026 issued on 7 October 2021, with the U.S.$100,000,000 Floating Rate Notes due 16 June 2026 issued on 13 October 2021, with the U.S.$100,000,000 Floating Rate Notes due 16 June 2026 issued on 20 January 2022 and with the U.S.$200,000,000 Floating Rate Notes due 16 June 2026 issued on 25 January 2022) of the Asian Development Bank (the “ADB”) under its Global Medium-Term Note Program (the “Program”).  Certain information specified in Schedule A to Regulation AD is not available at the date of this report, but when available, will be filed as promptly as possible.

Item 1.	Description of Obligations

The terms and conditions of the Notes are set forth in the Prospectus to the ADB’s Global Medium-Term Note Program dated 9 December 2020 (as amended and supplemented and together with the documents incorporated by reference therein, the “Prospectus”), previously filed under a report of the ADB dated 2 February 2021, and in the Pricing Supplement relating to the Notes dated 31 July 2023 (the “Pricing Supplement”), which is filed herewith.  Certain other information about the ADB is provided in the form of an Information Statement, the latest version of which, dated 17 April 2023, was filed under a report of the ADB dated 17 April 2023.

2

The global and paying agent of the ADB with respect to the Notes is Citibank, N.A., London Branch, Citigroup Centre, Canada Square, Canary Wharf, London E14 5LB, United Kingdom.  The calculation agent of the ADB with respect to the Notes is Citibank, N.A., London Branch, Citigroup Centre, Canada Square, Canary Wharf, London E14 5LB, United Kingdom.

Item 2.	Distribution of Obligations

See the Prospectus, pages 66 to 71 and the Pricing Supplement.

As of 31 July 2023, the ADB entered into a Terms Agreement, filed herewith, with The Bank of Nova Scotia, London branch (the “Manager”), pursuant to which the ADB has agreed to issue, and the Manager has agreed to purchase, a principal amount of the Notes aggregating U.S.$100,000,000 for an issue price of 102.127% of the principal amount of the Notes plus U.S.$792,752.92 on account of accrued interest for 47 days from and including 16 June 2023 to but excluding 2 August 2023 (the “Issue Date”).  The Notes will be offered for sale subject to issuance and acceptance by the Manager and subject to prior sale. For the avoidance of doubt, the aggregate purchase price after the above adjustments shall be U.S.$102,919,752.92. It is expected that the delivery of the Notes will be made on or about 2 August 2023.

The Manager proposes to offer all the Notes to the public at the public offering price of 102.127% of the principal amount, plus U.S.$792,752.92 on account of accrued interest for 47 days from and including 16 June 2023 to but excluding the Issue Date.

3

Item 3.	Distribution Spread

See the Pricing Supplement, pages 4 and 7, and the Terms Agreement.

	Price to the Public*	Commissions and Concessions	Proceeds to ADB

Per Unit	102.127%	0.00%	102.127%
Total	U.S.$102,919,752.92	U.S.$00.00	U.S.$102,919,752.92
*Plus U.S.$792,752.92 on account of accrued interest for 47 days from and including 16 June 2023 to but excluding the Issue Date.

Item 4.	Discounts and Commissions to Sub-Underwriters and Dealers

See Item 3.

Item 5.	Other Expenses of Distribution
Item	Amount

Legal Fees	U.S.$15,000*
Listing Fees (Luxembourg)	U.S.$2,217*
*	Asterisks indicate that expenses itemized above are estimates.

Item 6.	Application of Proceeds
See the Prospectus, page 6.

Item 7.	Exhibits

(a)	(i)	Prospectus relating to the Global Medium-Term Note Program dated 9 December 2020, previously filed under a report of the ADB dated 2 February 2021.

(ii)	Pricing Supplement dated 31 July 2023.

(b)	Copy of an opinion of counsel as to the legality of the Notes (to be filed at a later date).

(c)	(i)	Standard Provisions relating to the issuance of Notes by the ADB under the Program dated as of 9 December 2020, previously filed under a report of the ADB dated 2 February 2021.

(ii)	Terms Agreement dated 31 July 2023.

(d)	(i)	Information Statement dated 17 April 2023, previously filed under a report of the ADB dated 17 April 2023.

(ii)	Prospectus and Pricing Supplement (see (a) above).

4

U.K. MiFIR PRODUCT GOVERNANCE / PROFESSIONAL INVESTORS AND ECPs ONLY TARGET MARKET – Solely for the purposes of the manufacturer’s product approval process, the target market assessment in respect of the Notes has led to the conclusion that: (i) the target market for the Notes is only eligible counterparties, as defined in the FCA Handbook Conduct of Business Sourcebook (“COBS”), and professional clients, as defined in Regulation (EU) No 600/2014 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018 (“U.K. MiFIR”); and (ii) all channels for distribution of the Notes to eligible counterparties and professional clients are appropriate. Any person subsequently offering, selling or recommending the Notes (a “distributor”) should take into consideration the manufacturer’s target market assessment; however, a distributor subject to the FCA Handbook Product Intervention and Product Governance Sourcebook (the “U.K. MiFIR Product Governance Rules”) is responsible for undertaking its own target market assessment in respect of the Notes (by either adopting or refining the manufacturer’s target market assessment) and determining appropriate distribution channels.

ADB does not fall under the scope of application of Directive 2014/65/EU (as amended, “MiFID II”) or U.K. MiFIR. Consequently, ADB does not qualify as an “investment firm”, “manufacturer” or “distributor” for the purposes of either MiFID II or U.K. MiFIR.

PRICING SUPPLEMENT

ASIAN DEVELOPMENT BANK

GLOBAL MEDIUM-TERM NOTE PROGRAM

Series No.: 1293-07-2
U.S.$100,000,000 Floating Rate Notes due 16 June 2026
(to be consolidated and form a single series with the U.S.$250,000,000 Floating Rate Notes due
16 June 2026 issued on 16 June 2021, with the U.S.$150,000,000 Floating Rate Notes due 16 June 2026 issued on 16 September 2021, with the U.S.$100,000,000 Floating Rate Notes due 16 June 2026 issued on 21 September 2021, with the U.S.$100,000,000 Floating Rate Notes due 16 June 2026 issued on 7 October 2021, with the U.S.$100,000,000 Floating Rate Notes due 16 June 2026 issued on 13 October 2021, with the U.S.$100,000,000 Floating Rate Notes due 16 June 2026 issued on 20 January 2022 and with the U.S.$200,000,000 Floating Rate Notes due 16 June 2026 issued on 25 January 2022)

Issue price: 102.127 per cent. plus 47 days’ accrued interest

Manager

Scotiabank

The date of this Pricing Supplement is 31 July 2023.

This pricing supplement (the “Pricing Supplement”) is issued to give details of an issue of U.S.$100,000,000 Floating Rate Notes due 16 June 2026 (the “Notes”) (to be consolidated and form a single series with the U.S.$250,000,000 Floating Rate Notes due 16 June 2026 issued on 16 June 2021, with the U.S.$150,000,000 Floating Rate Notes due 16 June 2026 issued on 16 September 2021, with the U.S.$100,000,000 Floating Rate Notes due 16 June 2026 issued on 21 September 2021, with the U.S.$100,000,000 Floating Rate Notes due 16 June 2026 issued on 7 October 2021, with the U.S.$100,000,000 Floating Rate Notes due 16 June 2026 issued on 13 October 2021, with the U.S.$100,000,000 Floating Rate Notes due 16 June 2026 issued on 20 January 2022 and with the U.S.$200,000,000 Floating Rate Notes due 16 June 2026 issued on 25 January 2022) by the Asian Development Bank (“ADB”) under its Global Medium-Term Note Program and to provide information supplemental to the Prospectus referred to below.

This Pricing Supplement supplements the terms and conditions of the Notes set forth in the Prospectus dated 9 December 2020 (as amended and supplemented and together with the documents incorporated by reference therein, the “Prospectus”) and should be read in conjunction with the Prospectus. Unless otherwise defined in this Pricing Supplement, capitalized terms used herein have the meanings given to them in the Prospectus.

The issue of the Notes was authorized pursuant to a global borrowing authorization of the Board of Directors of ADB dated 7 December 2022.

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer or solicitation by anyone in any jurisdiction in which such an offer or solicitation is not authorized or to any person to whom it is unlawful to make such an offer or solicitation, and no action is being taken to permit an offering of the Notes or the distribution of this Pricing Supplement in any jurisdiction where such action is required.

The Notes are not required to be and have not been registered under the U.S. Securities Act of 1933, as amended. The Notes have not been approved or disapproved by the U.S. Securities and Exchange Commission or any state securities commission nor has the Commission or any state securities commission passed upon the accuracy or adequacy of this Pricing Supplement. Any representation to the contrary is a criminal offense in the United States.

The distribution of this Pricing Supplement or the Prospectus and the offer and sale of the Notes may be restricted by law in certain jurisdictions. Persons into whose possession this Pricing Supplement or the Prospectus comes are required by ADB and the Manager to inform themselves about and to observe any such restrictions. For a description of certain restrictions on offers and sales of Notes and on the distribution of this Pricing Supplement or the Prospectus, see “Plan of Distribution” in the Prospectus.

The Notes are not the obligation of any government.

TERMS AND CONDITIONS

The following items are the particular terms and conditions of the Notes to which this Pricing Supplement relates. In case of any conflict between such terms and conditions and the terms and conditions set forth in the Prospectus, the terms and conditions set forth in this Pricing Supplement shall govern.

General Provisions

1.	Issuer:		Asian Development Bank (“ADB”).

2.	Series Number:		1293-07-2.

3.	(i)	Specified Currency (Condition 1(c)):	United States Dollars (“U.S.$”).

	(ii)	Specified Principal Payment Currency if different from Specified Currency (Condition 1(c)):	Not applicable.

	(iii)	Specified Interest Payment Currency if different from Specified Currency (Condition 1(c)):	Not applicable.

	(iv)	Alternative Currency (Condition 7(i)) (if applicable):	Not applicable.

4.	Aggregate Nominal Amount:
U.S.$100,000,000.

The Notes will be consolidated and form a single series with the U.S.$250,000,000 Floating Rate Notes due 16 June 2026 issued on 16 June 2021, with the U.S.$150,000,000 Floating Rate Notes due 16 June 2026 issued on 16 September 2021, with the U.S.$100,000,000 Floating Rate Notes due 16 June 2026 issued on 21 September 2021, with the U.S.$100,000,000 Floating Rate Notes due 16 June 2026 issued on 7 October 2021, with the U.S.$100,000,000 Floating Rate Notes due 16 June 2026 issued on 13 October 2021, with the U.S.$100,000,000 Floating Rate Notes due 16 June 2026 issued on 20 January 2022 and with the U.S.$200,000,000 Floating Rate Notes due 16 June 2026 issued on 25 January 2022.

5.	(i)	Issue Price:	102.127 per cent. of the Aggregate Nominal Amount plus U.S.$792,752.92 on account of accrued interest for 47 days from and including 16 June 2023 to but excluding the Issue Date.

	(ii) Net proceeds:	U.S.$102,919,752.92 (inclusive of accrued interest of U.S.$792,752.92).

6.	Specified Denominations (Condition 1(a)):	U.S.$1,000.

7.	(i) Issue Date (Condition 5(d)):	2 August 2023.

	(ii) Interest Commencement Date (if different from the Issue Date) (Condition 5(d)):	16 June 2023

8.	Maturity Date or Redemption Month (Condition 6(a)):	16 June 2026.

9.	Interest Basis (Condition 5):	Floating Rate (Condition 5(b)) (further particulars specified below and in the Annex).

10.	Redemption/Payment Basis (Condition 6(a)):	Redemption at par.

11.	Change of Interest or Redemption/Payment Basis:	Not applicable.

12.	Put/Call Options (Conditions 6(e) and (f)):	Not applicable.

13.	Status of the Notes (Condition 3):	Senior.

14.	Listing:	Luxembourg Stock Exchange.

15.	Method of distribution:	Non-syndicated.

Provisions Relating to Interest Payable

16.	Fixed Rate Note Provisions (Condition 5(a)):	Not applicable.

17.	Floating Rate Note Provisions (Condition 5(b)):	Applicable.

	(i) Specified Period(s)/ Interest Payment Date(s):	16 March, 16 June, 16 September and 16 December of each year, commencing on 16 September 2023 up to and including the Maturity Date, adjusted in accordance with the applicable Business Day Convention.

	(ii) Interest Period End Date(s):	16 March, 16 June, 16 September and 16 December of each year, commencing on 16 September 2023 up to and including the Maturity Date.

	(iii) Interest Period End Date(s) adjustment:	Adjusted.

(iv)	Business Day Convention (Condition 5(d)):	Following Business Day Convention.

(v)	Relevant Financial Center:	New York.

(vi)	Additional Business Center(s) (Condition 5(d)):	Not applicable.

(vii)	Manner in which the Rate(s) of Interest is/are to be determined:	Benchmark Rate determination (further particulars specified in the Annex).

(viii)	Party responsible for calculating the Rate(s) of Interest and Interest Amount(s) (if not the Calculation Agent):	The “Calculation Agent” for the Notes will be Citibank, N.A., London Branch.

(ix)	Benchmark Rate determination (Condition 5(b)):	Applicable.

	• Interest Determination Date(s) (Condition 5(d)):	Five (5) U.S. Government Securities Business Days before each Interest Payment Date and any other date on which a payment is required following an Event of Default under Condition 9.

	• Primary Source for Floating Rate:	SOFR Administrator (as defined in the Annex) at https://www.newyorkfed.org/markets/ reference-rates/sofr, or any successor source.

	• Reference Banks (if Primary Source for Floating Rate is “Reference Banks”):	Not applicable.

	• Relevant Banking Center:	New York.

	• Benchmark Rate(s) and Reference Rate(s):	Compounded SOFR, as defined in the Annex, and subject to the fallback provisions therein.

(x)	ISDA Determination (Condition 5(b)):	Not applicable.

(xi)	Margin(s):	+1.00 per cent. per annum

(xii)	Minimum Rate of Interest:	Not applicable.

(xiii)	Maximum Rate of Interest:	Not applicable.

(xiv)	Day Count Fraction (Condition 5(d)):	Actual/360.

(xv)	Rate Multiplier (Condition 5(d)):	Not applicable.

	(xvi)	Fall back provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions (Condition 5(b)(ii)):
Fall Back Provisions

As set out in the Annex.

Other terms relating to the method of calculating interest on Floating Rate Notes

The Interest Amount per Specified Denomination payable for each Interest Period (as defined in the Annex) shall be calculated as follows:

Specified Denomination × Rate of Interest (as defined in the Annex) for the relevant Interest Period × Day Count Fraction

For the avoidance of doubt, (a) the Interest Amount calculation per Specified Denomination shall not be rounded and (b) the total Interest Amount payable to the Noteholder on account of its holding of the Notes shall be rounded to two decimal places.

	(xvii)	Rounding provision (if different from that set out in Condition 5(b)(v):	As set out above and in the Annex.

18.	Zero Coupon/Deep Discount Note Provisions (Conditions 5(c) and 6(c)):		Not applicable.

19.	Index-Linked Interest Note Provisions:		Not applicable.

20.	Dual Currency Note Provisions:		Not applicable.

Provisions Relating to Redemption

21.	Call Option (Condition 6(e)):		Not applicable.

22.	Put Option (Condition 6(f)):		Not applicable.

23.	Final Redemption Amount:		Aggregate Nominal Amount.

	(i)	Alternative Payment Mechanism (Conditions 7(a) and (c)):	Not applicable.

	(ii)	Long Maturity Note (Condition 7(f)):	Not applicable.

	(iii)	Variable Redemption Amount (Condition 6(d)):	Not applicable.

24.	Early Redemption Amount:

	(i)	Early Redemption Amount(s) payable on an Event of Default (Condition 9) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	As set out in the Conditions and in the Annex.

	(ii)	Unmatured Coupons to become void (Condition 7(f)):	Not applicable.

Additional General Provisions Applicable to the Notes

25.	Form of Notes:		Registered Notes.

	(i)	Definitive Registered Notes:	Registered DTC Global Note available on Issue Date; not exchangeable for individual Definitive Registered Notes.

	(ii)	New Safekeeping Structure (NSS Form):	No.

26.	Talons for future Coupons to be attached to definitive Bearer Notes (and dates on which such Talons mature):		Not applicable.

27.
Details relating to Partly Paid Notes:
amount of each payment comprising
the Issue Price and date on which each
payment is to be made and
consequences (if any) of failure to pay,
including any right of ADB to forfeit
the Notes and interest due on late
payment:
Not applicable.

28.	Details relating to Installment Notes:		Not applicable.

29.	Redenomination, renominalization and reconventioning provisions:		Not applicable.

30.	Consolidation provisions:		Not applicable.

31.	Other terms or special conditions:		Not applicable.

Distribution

32.	(i)	If syndicated, names of Managers:	Not applicable.

	(ii)	Stabilizing Manager (if any):	Not applicable.

	(iii)	Commissions and Concessions:	0.00 per cent.

33.	If non-syndicated, name of Dealer:		The Bank of Nova Scotia, London branch.

34.	Additional selling restrictions:		Not applicable.

Operational Information

35.	(i)	ISIN:	US04517PBE16.

	(ii)	CUSIP:	04517PBE1.

	(iii)	CINS:	Not applicable.

	(iv) Other:	Not applicable.

36.	Common Code:	235509725.

37.	Details of benchmarks administrators and registration under Benchmarks Regulation:
As far as ADB is aware, as at the date hereof, the SOFR Index does not fall within the scope of Regulation (EU) 2016/1011, as amended, and Article 36 of the Benchmarks Regulation (Regulation (EU) 2016/1011) as it forms part of domestic law of the United Kingdom by virtue of the European (Withdrawal) Act 2018.

38.	Any clearing system(s) other than Euroclear, Clearstream, Luxembourg and DTC and the relevant identification number(s):	Euroclear, Clearstream, Luxembourg and DTC only.

39.	Delivery:	Delivery against payment.

40.	Additional Paying Agent(s) (if any):	Not applicable.

41.	Governing Law:	New York.

42.	Intended to be held in a manner which would allow Eurosystem eligibility:	Not applicable.

Listing Application

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the listing of the Global Medium-Term Note Program of ADB.

Material Adverse Change Statement

There has been no material adverse change in the financial position or prospects of ADB since the date of the financial statements included in the Information Statement of ADB, which was most recently published on 17 April 2023.

Responsibility

ADB accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Prospectus referred to above, contains all information that is material in the context of the issue of the Notes.

ASIAN DEVELOPMENT BANK

By:	/s/ Maria A. Lomotan
	Name:	MARIA A. LOMOTAN
	Title:	Assistant Treasurer

ANNEX

A.	Provisions relating to the determination of the Rate of Interest

The Rate of Interest for each relevant Interest Period shall be determined by the Calculation Agent on each Interest Determination Date in accordance with the following provisions. The Rate of Interest for each Interest Period shall apply with effect from the Reset Date for that Interest Period.

The “Rate of Interest” means for each Interest Period, subject as provided below, the Compounded SOFR plus the Margin.

“Interest Period” means each period from, and including, each Interest Payment Date (or, in the case of the first Interest Period, the Interest Commencement Date) to, but excluding, the next Interest Payment Date (or, in the case of the final Interest Period, the Maturity Date), or in the case of the Notes becoming due and payable, the date on which the Notes become due and payable. In each case, as adjusted in accordance with the relevant Business Day Convention.

“SOFR” means the daily secured overnight financing rate as provided by the SOFR Administrator on the SOFR Administrator’s Website (currently at https://www.newyorkfed.org/markets/reference-rates/sofr).

"SOFR Administrator" means the Federal Reserve Bank of New York as administrator of SOFR (or any successor administrator of SOFR or the SOFR Index).

"SOFR Administrator's Website" means the website of the SOFR Administrator, or any successor source.

“Compounded SOFR” means, for any Interest Period and subject to the Compounded SOFR Fallback Provisions set out below, the rate determined by the Calculation Agent on each Interest Determination Date calculated in accordance with the formula below and the resulting percentage being rounded, if necessary, to the nearest one hundred-thousandth of a percentage point, with 0.000005 being rounded upwards (e.g., 9.876541% (or 0.09876541) being rounded down to 9.87654% (0.0987654) and 9.876545% (or 0.09876545) being rounded up to 9.87655% (or 0.0987655):

where:

“Observation Period” means, in respect of each Interest Period, the period from, and including, the date which is five U.S. Government Securities Business Days preceding the first date of such Interest Period to, but excluding, the date which is five U.S. Government Securities Business Days preceding the Interest Payment Date for such Interest Period (or in the final Interest Period, the Maturity Date).

“SOFR IndexStart” means the SOFR Index value on the day which is five U.S. Government Securities Business Days preceding the first date of the relevant Interest Period.

“SOFR IndexEnd” means the SOFR Index value on the day which is five U.S. Government Securities Business Days preceding the Interest Payment Date relating to such Interest Period (or in the final Interest Period, the Maturity Date).

“dc” means the number of calendar days in the Observation Period relating to such Interest Period.

“SOFR Index”, with respect to any U.S. Government Securities Business Day, means:

(1)
the SOFR Index value as published by the SOFR Administrator as such index appears on the SOFR Administrator's Website (currently at https://apps.newyorkfed.org/markets/autorates/sofr-avg-ind) on or about 3:00 p.m. (New York time) on such U.S. Government Securities Business Day (the "SOFR Index Determination Time"); provided that in the event that the value originally published by the SOFR Administrator on or about 3:00 p.m. (New York time) on any U.S. Government Securities Business Day is subsequently corrected and such corrected value is published by the SOFR Administrator on the original date of publication, then such corrected value, instead of the value that was originally published, shall be deemed the SOFR Index as of the SOFR Index Determination Time in relation to such U.S. Government Securities Business Day; and

(2)	if a SOFR Index value does not so appear as specified in (1) above, then:

a.
if a Benchmark Transition Event and its related Benchmark Replacement Date have not occurred with respect to SOFR, then Compounded SOFR shall be the rate determined pursuant to the “SOFR Index Unavailable” provisions; or

b.
if a Benchmark Transition Event and its related Benchmark Replacement Date have occurred with respect to SOFR, then Compounded SOFR shall be the rate determined pursuant to the “Effect of a Benchmark Transition Event” provisions.

“Reset Date” means the first day of each Interest Period.

“U.S. Government Securities Business Day” means any day other than a Saturday, a Sunday or a day on which the Securities Industry and Financial Markets Association (“SIFMA”) recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in U.S. government securities.

“New York Business Day” means a day other than a Saturday or a Sunday on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealings in foreign exchange and foreign currency deposits) in New York.

B.	Compounded SOFR Fallback Provisions

SOFR Index Unavailable:

If a SOFR IndexStart or SOFR IndexEnd is not published on the associated Interest Determination Date and a Benchmark Transition Event and its related Benchmark Replacement Date have not occurred with respect to SOFR Index or SOFR, then “Compounded SOFR” means, for the applicable Interest Period for which such index is not available, the rate of return on a daily compounded interest investment calculated by the Calculation Agent in accordance with the formula for SOFR Averages, and definitions required for such formula, published on the SOFR Administrator’s Website at https://www.newyorkfed.org/markets/treasury-repo-reference-rates-information. For the purposes of this provision, references in the SOFR Averages compounding formula and related definitions to "calculation period" shall be replaced with “Observation Period” and the words “that is, 30-, 90-, or 180- calendar days” shall be removed. If the daily SOFR (“SOFRi”) does not so appear for any day, “i” in the Observation Period, SOFRi for such day “i” shall be the SOFR published in respect of the first preceding U.S. Government Securities Business Day for which SOFR was published on the SOFR Administrator's Website.

Effect of a Benchmark Transition Event:

If ADB determines on or prior to the relevant Reference Time that a Benchmark Transition Event and its related Benchmark Replacement Date have occurred with respect to the then-current Benchmark, the Benchmark Replacement will replace the then-current Benchmark for all purposes relating to the Notes in respect of all determinations on such date and for all determinations on all subsequent dates.

In connection with the implementation of a Benchmark Replacement, ADB will have the right to make Benchmark Replacement Conforming Changes from time to time.

Any determination, decision or election that may be made by ADB pursuant to this section, including any determination with respect to a tenor, rate or adjustment or of the occurrence or non-occurrence of an event, circumstance or date and any decision to take or refrain from taking any action or any selection:

(1)	will be conclusive and binding absent manifest error;
(2)	will be made in the sole discretion of ADB; and
(3)	notwithstanding anything to the contrary in the documentation relating to the Notes described herein, shall become effective without consent from the holders of the Notes or any other party.

“Benchmark” means, initially, SOFR Index; provided that if ADB determines on or prior to the Reference Time that a Benchmark Transition Event and its related Benchmark Replacement Date have occurred with respect to SOFR Index (or the published daily SOFR used in the calculation thereof) or the then-current Benchmark, then “Benchmark” means the applicable Benchmark Replacement.

“Benchmark Replacement” means the first alternative set forth in the order below that can be determined by ADB as of the Benchmark Replacement Date:

(1)
the sum of: (a) the alternate rate of interest that has been selected or recommended by the Relevant Governmental Body as the replacement for the then-current Benchmark and (b) the Benchmark Replacement Adjustment;

(2)	the sum of: (a) the ISDA Fallback Rate and (b) the Benchmark Replacement Adjustment; or
(3)
the sum of: (a) the alternate rate of interest that has been selected by ADB as the replacement for the then-current Benchmark giving due consideration to any industry-accepted rate of interest as a replacement for the then-current Benchmark for U.S. dollar-denominated floating rate notes at such time and (b) the Benchmark Replacement Adjustment.

“Benchmark Replacement Adjustment” means the first alternative set forth in the order below that can be determined by ADB as of the Benchmark Replacement Date:

(1)
the spread adjustment, or method for calculating or determining such spread adjustment, (which may be a positive or negative value or zero) that has been selected or recommended by the Relevant Governmental Body for the applicable Unadjusted Benchmark Replacement;

(2)	if the applicable Unadjusted Benchmark Replacement is equivalent to the ISDA Fallback Rate, the ISDA Fallback Adjustment; or
(3)
the spread adjustment (which may be a positive or negative value or zero) that has been selected by ADB giving due consideration to any industry-accepted spread adjustment, or method for calculating or determining such spread adjustment, for the replacement of the then-current Benchmark (or the daily published component used in the calculation thereof) with the applicable Unadjusted Benchmark Replacement for U.S. dollar-denominated floating rate notes at such time.

“Benchmark Replacement Conforming Changes” means, with respect to any Benchmark Replacement, any technical, administrative or operational changes (including changes to the timing and frequency of determining rates and making payments of interest, rounding of amounts or tenors, and other administrative matters) that ADB decides may be appropriate to reflect the adoption of such Benchmark Replacement in a manner substantially consistent with market practice (or, if ADB decides that adoption of any portion of such market practice is not administratively feasible or if ADB determines that no market practice for use of the Benchmark Replacement exists, in such other manner as ADB determines is reasonably necessary).

“Benchmark Replacement Date” means the earliest to occur of the following events with respect to the then-current Benchmark (or the daily published component used in the calculation thereof):

(1)
in the case of clause (1) or (2) of the definition of “Benchmark Transition Event,” the later of (a) the date of the public statement or publication of information referenced therein and (b) the date on which the administrator of the Benchmark permanently or indefinitely ceases to provide the Benchmark (or such component); or

(2)
in the case of clause (3) of the definition of “Benchmark Transition Event,” the later of (a) the date of the public statement or publication of information referenced therein and (b) the first date on which such Benchmark (or such component) is no longer representative per such statement or publication.

For the avoidance of doubt, if the event that gives rise to the Benchmark Replacement Date occurs on the same day as, but earlier than, the Reference Time in respect of any determination, the Benchmark Replacement Date will be deemed to have occurred prior to the Reference Time for such determination.

“Benchmark Transition Event” means the occurrence of one or more of the following events with respect to the then-current Benchmark (or the daily published component used in the calculation thereof):

(1)
a public statement or publication of information by or on behalf of the administrator of the Benchmark (or such component) announcing that such administrator has ceased or will cease to provide the Benchmark (or such component), permanently or indefinitely, provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide the Benchmark (or such component); or

(2)
a public statement or publication of information by the regulatory supervisor for the administrator of the Benchmark (or such component), the central bank for the currency of the Benchmark (or such component), an insolvency official with jurisdiction over the administrator for the Benchmark (or such component), a resolution authority with jurisdiction over the administrator for the Benchmark (or such component) or a court or an entity with similar insolvency or resolution authority over the administrator for the Benchmark, which states that the administrator of the Benchmark (or such component) has ceased or will cease to provide the Benchmark (or such component) permanently or indefinitely, provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide the Benchmark (or such component); or

(3)
a public statement or publication of information by the regulatory supervisor for the administrator of the Benchmark announcing (A) that such Benchmark (or its component) is no longer, or as of a specified future date will no longer be, capable of being representative, or is non-representative, of the underlying market and economic reality that such Benchmark (or its component) is intended to measure as required by applicable law or regulation and as determined by the regulatory supervisor in accordance with applicable law or regulation and (B) that it is being made in the awareness that the statement or publication will engage contractual triggers for fallbacks activated by pre-cessation announcements by such supervisor (howsoever described) in contracts.

“ISDA Definitions” means the 2006 ISDA Definitions published by the International Swaps and Derivatives Association, Inc. or any successor thereto, as amended or supplemented from time to time, or any successor definitional booklet for interest rate derivatives published from time to time.

“ISDA Fallback Adjustment” means the spread adjustment (which may be a positive or negative value or zero) that would apply for derivatives transactions referencing the ISDA Definitions to be determined upon the occurrence of an index cessation event with respect to the Benchmark (or the daily published component used in the calculation thereof).

“ISDA Fallback Rate” means the rate that would apply for derivatives transactions referencing the ISDA Definitions to be effective upon the occurrence of an index cessation date with respect to the Benchmark (or the daily published component used in the calculation thereof) for the applicable tenor excluding the applicable ISDA Fallback Adjustment.

“Reference Time” with respect to any determination of the Benchmark (or the daily published component used in the calculation thereof) means (1) if the Benchmark is SOFR Index, the SOFR Index Determination Time, and (2) if the Benchmark is not SOFR Index, the time determined by ADB after giving effect to the Benchmark Replacement Conforming Changes.

“Relevant Governmental Body” means the Federal Reserve Board and/or the Federal Reserve Bank of New York, or a committee officially endorsed or convened by the Federal Reserve Board and/or the Federal Reserve Bank of New York or any successor thereto.

“Unadjusted Benchmark Replacement” means the Benchmark Replacement excluding the Benchmark Replacement Adjustment.

ISSUER

Asian Development Bank
6 ADB Avenue
Mandaluyong City
1550 Metro Manila
Philippines

GLOBAL AGENT

Citibank, N.A., London Branch
Citigroup Centre
Canada Square, Canary Wharf
London E14 5LB
United Kingdom

LUXEMBOURG LISTING AGENT

BNP Paribas, Luxembourg Branch
60 Avenue J.F. Kennedy
L-1855 Luxembourg

LEGAL ADVISERS TO THE MANAGER

Cleary Gottlieb Steen & Hamilton LLP
One Liberty Plaza
New York, NY 10006
USA

TERMS AGREEMENT NO. 1293-07-2

under the

ASIAN DEVELOPMENT BANK

GLOBAL MEDIUM-TERM NOTE PROGRAM

U.S.$100,000,000

Floating Rate Notes due 16 June 2026
(to be consolidated and form a single series with the U.S.$250,000,000 Floating Rate Notes due
16 June 2026 issued on 16 June 2021, with the U.S.$150,000,000 Floating Rate Notes due 16 June 2026 issued on 16 September 2021, with the U.S.$100,000,000 Floating Rate Notes due 16 June 2026 issued on 21 September 2021, with the U.S.$100,000,000 Floating Rate Notes due 16 June 2026 issued on 7 October 2021, with the U.S.$100,000,000 Floating Rate Notes due 16 June 2026 issued on 13 October 2021, with the U.S.$100,000,000 Floating Rate Notes due 16 June 2026 issued on 20 January 2022 and with the U.S.$200,000,000 Floating Rate Notes due 16 June 2026 issued on 25 January 2022)

31 July 2023

Asian Development Bank
6 ADB Avenue, Mandaluyong City
1550 Metro Manila
Philippines

Attention: Assistant Treasurer, Funding Division

  The Bank of Nova Scotia, London branch (the “Manager”) agrees to purchase from the Asian Development Bank (“ADB”) its U.S.$100,000,000 Floating Rate Notes due 16 June 2026 (the “Notes”) (to be consolidated and form a single series with the U.S.$250,000,000 Floating Rate Notes due 16 June 2026 issued on 16 June 2021, with the U.S.$150,000,000 Floating Rate Notes due 16 June 2026 issued on 16 September 2021, with the U.S.$100,000,000 Floating Rate Notes due 16 June 2026 issued on 21 September 2021, with the U.S.$100,000,000 Floating Rate Notes due 16 June 2026 issued on 7 October 2021, with the U.S.$100,000,000 Floating Rate Notes due 16 June 2026 issued on 13 October 2021, with the U.S.$100,000,000 Floating Rate Notes due 16 June 2026 issued on 20 January 2022 and with the U.S.$200,000,000 Floating Rate Notes due 16 June 2026 issued on 25 January 2022) described in the pricing supplement dated as of the date hereof relating thereto (the “Pricing Supplement”) and the related Prospectus dated 9 December 2020 (as amended and supplemented and together with the documents incorporated by reference therein, the “Prospectus”) at 9:00 a.m., New York time, on 2 August 2023 (the “Settlement Date”) at an aggregate purchase price of U.S.$102,919,752.92 on the terms set forth herein and in the Standard Provisions dated as of 9 December 2020 (the “Standard Provisions”) relating to the issuance of Notes by ADB.  The Standard Provisions are incorporated herein by reference.  In so purchasing the Notes, the Manager understands and agrees that it is not acting as an agent of ADB in the sale of the Notes.

When used herein and in the Standard Provisions as so incorporated, the term “Notes” refers to the Notes as defined herein.  All other terms defined in the Prospectus, the Pricing Supplement relating to the Notes and the Standard Provisions shall have the same meanings when used herein.

ADB represents and warrants to, and agrees with, the Manager that the representations and warranties of ADB set forth in Section 2(a) of the Standard Provisions are true and correct as though made at and as of the date hereof and will be true and accurate as though made at and as of the Settlement Date.

The Manager warrants and covenants that this Terms Agreement has been duly authorized, executed and delivered by it, and that such execution and delivery does not, and the performance by it of its obligations hereunder will not, contravene any provision of applicable law or its articles of association or equivalent constitutive documents or any judgment, order or decree of any governmental body, regulatory agency or court having jurisdiction over it.  The Manager warrants and covenants to ADB that the warranties of the Manager set forth in Section 2(b) of the Standard Provisions are true and correct as though made at and as of the date hereof and will be true and accurate as of the Settlement Date.

The obligation of the Manager to purchase Notes hereunder is subject to the continued accuracy, on each date from the date hereof to and including the Settlement Date, of ADB’s representations and warranties contained in the Standard Provisions and to ADB’s performance and observance of all applicable covenants and agreements contained herein and therein.  The obligation of the Manager to purchase Notes hereunder is further subject to the additional conditions (if applicable) set forth in Section 6 of the Standard Provisions, including the receipt by the Manager of the documents referred to in Sections 6(c)(i), (iii) and (vi) of the Standard Provisions.

Solely for the purposes of the requirements of 3.2.7R of the FCA Handbook Product Intervention and Product Governance Sourcebook (the "U.K. MiFIR Product Governance Rules") regarding the mutual responsibilities of manufacturers under the U.K. MiFIR Product Governance Rules:

(a)  the Manager (the “U.K. Manufacturer”) understands the responsibilities conferred upon it under the U.K. MiFIR Product Governance Rules relating to each of the product approval process, the target market and the proposed distribution channels as applying to the Notes and the related information set out in the Pricing Supplement and any announcements in connection with the Notes; and
(b) ADB notes the application of the U.K. MiFIR Product Governance Rules and acknowledges the target market and distribution channels identified as applying to the Notes by the U.K. Manufacturer and the related information set out in the Pricing Supplement in connection with the Notes.

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ADB certifies to the Manager that, as of the Settlement Date, (i) ADB has performed all of its obligations under the Standard Provisions and this Terms Agreement required to be performed or satisfied on or prior to the Settlement Date and (ii) the Prospectus, as supplemented by the Pricing Supplement, contains all material information relating to the assets and liabilities, financial position, and net income of ADB, and nothing has happened or is expected to happen that would require the Prospectus, as supplemented by the Pricing Supplement, to be further supplemented or updated.

The following additional terms shall apply to the issue and purchase of Notes:

1.          ADB agrees that it will issue the Notes and the Manager agrees to purchase the Notes at the aggregate purchase price specified above, calculated as follows: the issue price of 102.127 per cent. of the principal amount of the Notes plus U.S.$792,752.92 on account of 47 days' accrued interest on the Notes.

2.          Payment for the Notes shall be made on the Settlement Date by the Manager to Citibank, N.A., London Branch as custodian for DTC, for transfer in immediately available funds to Federal Reserve Bank of New York, New York (SWIFT code: FRNYUS33) for the account of Asian Development Bank, Manila (SWIFT code: ASDBPHMM) ADB’s Account A No. 021080245. Delivery of the Notes shall be made to Citibank N.A., London Branch as custodian for DTC, for the DTC account number 4802 of The Bank of Nova Scotia, London branch.

3.          ADB hereby appoints the Manager as a Dealer under the Standard Provisions solely for the purpose of the issue of Notes to which this Terms Agreement pertains.  The Manager shall be vested, solely with respect to this issue of Notes, with all authority, rights and powers of a Dealer purchasing Notes as principal set out in the Standard Provisions, a copy of which it acknowledges it has received, and this Terms Agreement.  The Manager acknowledges having requested and received, or waived receipt of, a copy of the Prospectus and the Global Agency Agreement, duly executed by the parties thereto.

4.         In consideration of ADB appointing the Manager as a Dealer solely with respect to this issue of Notes, the Manager hereby undertakes for the benefit of ADB that, in relation to this issue of Notes, it will perform and comply with all of the duties and obligations specified to be assumed by a Dealer under the Standard Provisions.

5.          The Manager acknowledges that such appointment is limited to this particular issue of Notes and is not for any other issue of notes of ADB pursuant to the Standard Provisions and that such appointment will terminate upon this issue of Notes, but without prejudice to any rights (including, without limitation, any indemnification rights), duties or obligations of the Manager that have arisen prior to such termination.

6.           The Manager represents, warrants and agrees that:

(a)          it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the “FSMA”)) received by it in connection with the issue or sale of the Notes in circumstances in which Section 21(1) of the FSMA does not apply to ADB; and

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(b)        it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Notes in, from or otherwise involving the United Kingdom.

7.           For purposes hereof, the notice details of the Manager are as follows:

The Bank of Nova Scotia, London branch
201 Bishopsgate
6th Floor
London EC2M 3NS
United Kingdom
Telephone:	+44 20 7826 5932
Electronic Mailing
Address:	ssadcm@scotiabank.com

8.           All notices and other communications hereunder shall be in writing and shall be transmitted in accordance with Section 10 of the Standard Provisions.

The Standard Provisions and this Terms Agreement shall be governed by and construed in accordance with the laws of the State of New York.

With respect to any legal action or proceedings (“Proceedings”) arising out of or in connection with this Terms Agreement, each of the parties irrevocably submits to the exclusive jurisdiction of the courts of England, provided, however, that in accordance with Article 50, paragraph 2 of the Agreement Establishing the Asian Development Bank (the “Charter”), no action shall be brought against ADB by any member of ADB, or by any agency or instrumentality of a member, or by any entity or person directly or indirectly acting for or deriving claims from a member, or from any entity or instrumentality of a member, and that, in accordance with Article 50, paragraph 3 of the Charter, the property and assets of ADB shall, wheresoever located and by whomsoever held, be immune from all forms of seizure, attachment or execution before the delivery of final judgment against ADB.

ADB hereby irrevocably appoints Law Debenture Corporate Services Limited at 8th Floor, 100 Bishopsgate, London EC2N 4AG, United Kingdom as its agent in England to receive, for it and on its behalf, service of process in any Proceedings in England.  If for any reason such process agent ceases to be able to act as such or no longer has an address in London, ADB irrevocably agrees to appoint a substitute process agent and shall immediately notify the Manager of such appointment in accordance with Section 10 of the Standard Provisions and this Terms Agreement.  Nothing shall affect the right to serve process in any manner permitted by law.

Nothing in this Terms Agreement shall be construed as an express or implied waiver, renunciation or other modification of any immunities, privileges or exemptions of ADB accorded under the Charter, international convention or any applicable law.

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This Terms Agreement may be executed by any one or more of the parties hereto in any number of counterparts, each of which shall be deemed to be an original, but all such respective counterparts together shall constitute one and the same instrument.

THE BANK OF NOVA SCOTIA, LONDON BRANCH

By:	/s/ James Walter
	Name:	James Walter
	Title:	Head of Legal, Europe

By:	/s/ Francisca Montgomery
	Name:	Francisca Montgomery
	Title:	Director, Legal Counsel Europe

[Signature continued on the following page.]

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CONFIRMED AND ACCEPTED, as of the
date first written above:

ASIAN DEVELOPMENT BANK

By:	/s/ Maria A. Lomotan
	Name:	MARIA A. LOMOTAN
	Title:	Assistant Treasurer

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